UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



FORM 8-K

CURRENT REPORT

**Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934**

DATE OF REPORT (Date of earliest event reported): November 6, 2012

CATERPILLAR FINANCIAL SERVICES CORPORATION
(EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

Delaware	001-11241	37-1105865
(STATE OR OTHER JURISDICTION OF INCORPORATION)	(COMMISSION FILE NUMBER)	(IRS EMPLOYER IDENTIFICATION NUMBER)

2120 West End Avenue, Nashville, Tennessee   37203-0001
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)   (ZIP CODE)

Registrant's telephone number, including area code: (615) 341-1000

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2 (b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4 (c))

Item 8.01 <u>Other Events</u>.

Exhibits are filed herewith in connection with the issuance on November 6, 2012 by Caterpillar Financial Services Corporation (the "Company") of $600,000,000 aggregate principal amount of its Medium-Term Notes, Series G, 0.70% Notes due 2015 (the "2015 Notes") and $600,000,000 aggregate principal amount of its Medium-Term Notes, Series G, 1.25% Notes due 2017 (the "2017 Notes" and, together with the 2015 Notes, the "Notes") pursuant to the Company's previously filed Registration Statement on Form S-3 (Registration No. 333-173364) (the "Registration Statement") and the related Prospectus dated April 7, 2011, Prospectus Supplement dated April 7, 2011 and Pricing Supplements, each dated November 1, 2012, relating to the 2015 Notes and the 2017 Notes, respectively.

Item 9.01. <u>Financial Statements and Exhibits</u>.

(d) <u>Exhibits</u>. The following Exhibits are filed as part of this Report and as Exhibits to the Registration Statement:

Exhibit Number	Description
5.1	Opinion of Sidley Austin LLP, as to the legality of the Notes.
23.1	Consent of Sidley Austin LLP (included as part of Exhibit 5.1).

<u>SIGNATURE</u>

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

Caterpillar Financial Services Corporation

By: */s/ J. Wesley Blumenshine*

Name: J. Wesley Blumenshine
Title: Secretary

Date: November 6, 2012

EXHIBIT INDEX

Exhibit Number	Description
5.1	Opinion of Sidley Austin LLP, as to the legality of the Notes.
23.1	Consent of Sidley Austin LLP (included as part of Exhibit 5.1).

[Sidley Austin LLP Letterhead]

Exhibit 5.1

November 6, 2012

Caterpillar Financial Services Corporation
2120 West End Avenue
Nashville, Tennessee 37203-0001

Re: Caterpillar Financial Services Corporation
Registration Statement on Form S-3

Ladies and Gentlemen:

This opinion is furnished in connection with the issuance and sale by Caterpillar Financial Services Corporation, a Delaware corporation (the "Company"), of (i) $600,000,000 aggregate principal amount of its Medium-Term Notes, Series G, 0.70% Notes due 2015 (the "2015 Notes") and (ii) $600,000,000 aggregate principal amount of its Medium-Term Notes, Series G, 1.25% Notes due 2017 (the "2017 Notes" and, together with the 2015 Notes, the "Notes") pursuant to the Company's Registration Statement on Form S-3, Registration No. 333-173364 (the "Registration Statement"), the Prospectus constituting a part thereof, dated April 7, 2011, relating to the offering from time to time of debt securities of the Company pursuant to Rule 415 promulgated under the Securities Act of 1933, as amended (the "Act"), the Prospectus Supplement, dated April 7, 2011, to the above-mentioned Prospectus relating to the Company's Medium-Term Notes, Series G and filed with the Securities and Exchange Commission (the "Commission") pursuant to Rule 424 promulgated under the Act, the Pricing Supplements, dated November 1, 2012, to the above mentioned Prospectus and Prospectus Supplement, relating to the 2015 Notes and the 2017 Notes, respectively, and filed with the Commission pursuant to Rule 424 promulgated under the Act (the Prospectus dated April 7, 2011, the Prospectus Supplement dated April 7, 2011 relating to the Company's Medium-Term Notes, Series G and the applicable Pricing Supplement dated November 1, 2012 being hereinafter together referred to as the "Prospectus" as to the applicable Notes), and the Indenture, dated as of April 15, 1985, as supplemented by a First Supplemental Indenture, dated as of May 22, 1986, a Second Supplemental Indenture, dated as of March 15, 1987, a Third Supplemental Indenture, dated as of October 2, 1989, and a Fourth Supplemental Indenture, dated as of October 1, 1990 (collectively, the "Indenture"), between the Company and U.S. Bank Trust National Association, as successor trustee (the "Trustee"). The Notes are to be issued in substantially the form filed as an exhibit to the Registration Statement (with maturities, interest rates and other terms of the Notes appropriately filled in).

We have examined the Registration Statement, each Prospectus, the Indenture, the form of the Notes (with the maturities, interest rates and other terms filled in) and such other instruments, documents, and records which we deemed relevant and necessary for the basis of our opinion hereinafter expressed. In such examination, we have assumed the following: (a) the authenticity of original documents and the genuineness of all signatures; (b) the conformity to the originals of all documents submitted to us as copies; and (c) the truth, accuracy, and completeness of the information, representations, and warranties contained in the records, documents, instruments, and certificates we have reviewed.

Based on such examination, we are of the opinion that, when the Notes have been executed and issued by the Company and authenticated by the Trustee pursuant to the Indenture, and delivered against payment as contemplated in the applicable Pricing Supplement, the Notes will constitute valid and binding obligations of the Company, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that we express no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provisions of applicable law on the conclusions expressed above.

The foregoing opinion is given as of the date hereof and is limited to matters arising under the laws of the State of New York and the General Corporation Law of the State of Delaware as in effect on the date hereof. We hereby consent to the filing of this opinion as an exhibit to the above-referenced Registration Statement and to the use of our name wherever it appears in the Registration Statement. In giving such consent, we do not thereby admit that we are within the category of persons whose consent is required by Section 7 of the Act or the related rules and regulations of the Commission issued thereunder with respect to any part of the Registration Statement, including this opinion as an exhibit or otherwise.

Very truly yours,

/s/ Sidley Austin LLP

Exhibit 23.1

Consent of Sidley Austin LLP (included as part of Exhibit 5.1).